UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Attached as Exhibit 99.1 is the registrant’s press release of May 23, 2025, entitled, “NETCLASS TECHNOLOGY INC. Provides Update on AI Foreign Language Teaching System.”

Attached as Exhibit 99.2 is the registrant’s press release of May 27, 2025, entitled, “NETCLASS TECHNOLOGY INC. and East China Normal University Sign Cooperation Agreement to Pioneer a New Era of Smart Education.”

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - NETCLASS TECHNOLOGY INC. Provides Update on AI Foreign Language Teaching System
99.1	Press Release - NETCLASS TECHNOLOGY INC. and East China Normal University Sign Cooperation Agreement to Pioneer a New Era of Smart Education

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: May 29, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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